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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2005___ AND ENDING ___12/31/2005___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square
                                         (No. and Street)

New York   NY   10004
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steven Tompson, President Willis Securities   (212) 344-8888
                                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                        (Name - if individual, state last, first, middle name)

424 Church Street   Nashville   TN   37219
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 0 8 2006 *E*

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section
240.17a-5(e)(2).*

SEC 1410 (3-91)

Willis Securities, Inc.

Table of Contents

This report contains (check all applicable boxes):

(x)   Independent Auditors' Report

(x) (a) Facing Page

(x) (b) Statement of Financial Condition

(x) (c) Statement of Income

(x) (d) Statement of Cash Flows

(x) (e) Statement of Changes in Stockholder's Equity

( ) (f) Statement of Changes in Liabilities Subordinated to
Claims of General Creditors (Not applicable.)

(x)   Notes to Financial Statements

(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant
to Rule 15c3-1 under the Securities Exchange Act of 1934

( ) (h) Computation for Determination of Reserve Requirements for Brokers
and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not applicable.)

( ) (i) Information Relating to the Possession or Control Requirements for Brokers
and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not applicable.)

(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation
of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under
Rule 15c3-3

( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
Respect to Methods of Consolidation (Not applicable.)

(x) (l) An Oath or Affirmation

( ) (m) Copy of the SIPC Supplemental Report (Not required.)

(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the
Date of the Previous Audit (Supplemental Report on Internal Control)

( ) (o) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Customers
Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act
(Not applicable.)

( ) (p) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act (34) (Not applicable.)

( ) (q) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission. (34) (Not applicable.)

OATH OR AFFIRMATION

I, Steven Tompson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Willis Securities, Inc. for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Steven Tompson, President

_2/22/06_
Date

ELLEN L. DOYLE CAMERON
NOTARY PUBLIC, STATE OF NEW YORK
No. 31 4505238
Qualified in New York County
Commission Expires 7/31/09

Ellen L. Doyle Cameron, February 22, 2006
Notary Public

Willis Securities, Inc.
(A Wholly Owned Subsidiary of Willis North America Inc.)

Financial Statements as of and
for the Year Ended December 31, 2005,
Supplemental Schedule as of
December 31, 2005,
Independent Auditors' Report, and
Supplemental Report on Internal Control



Deloitte & Touche LLP
Suite 2400
424 Church St.
Nashville, TN 37219-2396
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Willis Securities, Inc.
New York, New York

We have audited the following financial statements of Willis Securities, Inc. (a wholly owned subsidiary of Willis North America Inc.) (the "Company") for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Income	4
Statement of Cash Flows	5
Statement of Changes in Stockholder's Equity	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Willis Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Member of
Deloitte Touche Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Willis Securities, Inc. as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934	10

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2006

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 1,440,269
Certificates of deposit	700,000
Commissions receivable	7,719
Prepaid expenses and other assets	29,889
TOTAL ASSETS	$ 2,177,877

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to the Parent	$ 219,028
Accounts payable, accrued expenses, and other liabilities	120,495
Total liabilities	339,523
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; (1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in capital	219,000
Retained earnings	1,618,354
Total stockholder's equity	1,838,354
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,177,877

The accompanying notes are an integral part of these financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	$ 2,280,781
Interest income	19,410
Total revenues	2,300,191
EXPENSES:	
Employee compensation and benefits	949,937
Regulatory and professional fees	66,322
Other operating expenses	714,059
Total expenses	1,730,318
INCOME BEFORE TAXES	569,873
PROVISION FOR INCOME TAXES	221,958
NET INCOME	$ 347,915

The accompanying notes are an integral part of these financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 347,915
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in commissions receivable	93,546
Decrease in payable to Parent	(212,737)
Decrease in accounts payable, accrued expenses, and other liabilities	(151,005)
Increase in prepaid expenses and other assets	(29,889)
Net cash provided by operating activities	47,830

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of Certificates of Deposit	(1,000,000)
Sales of Certificates of Deposit	1,000,000
Net cash used in investing activities	-
Cash at beginning of the year	$ 1,392,439
Cash at end of the year	$ 1,440,269

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION—

Cash paid during the year for income taxes	$ 292,280

The accompanying notes are an integral part of these financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2005	$ 1,000	$ 219,000	$ 1,270,439	$ 1,490,439
Net income			347,915	347,915
BALANCE—December 31, 2005	$ 1,000	$ 219,000	$ 1,618,354	$ 1,838,354

The accompanying notes are an integral part of these financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. **ORGANIZATION**

   Willis Securities, Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America, Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977 with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker/dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. The Company transacts with another broker-dealer who carries such accounts on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation—The balance sheet represents the operating assets and liabilities of the Company. All revenues and expenses in the statements of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and record keeping services and allocates a relevant portion of these costs to the Company. Therefore, the Company's results of operations may not be representative of those if it had been operated as a stand-alone entity.

   Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

   Revenue Recognition—Revenues consist principally of override commissions from the sale of variable annuities and mutual fund shares and are recorded based on the trade date of the related security transaction as reported by the clearing broker/dealer. The Company does not handle or maintain customer funds as these funds are given directly to the insurance carriers or mutual fund vendors.

   Income Taxes—The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes.

   Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Fair Value of Financial Instruments—At December 31, 2005, the Company has financial instruments including cash and cash equivalents, certificates of deposit, commissions receivable and accounts

payable. The carrying value of these financial instruments approximates their estimated fair values because of the short maturity of these instruments.

3. INCOME TAXES

At December 31, 2005, the provision for income taxes consists of the following:

Current:	
Federal	$ 188,186
State	33,772
	$ 221,958

The provision for income tax differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes.

4. DUE TO PARENT-RELATED PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and record keeping services and allocates these costs to the Company. The Company recorded $368,342 of allocated management and administration expense for the year ended December 31, 2005. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2005, the Company owes the Parent $219,028 for these costs.

The Company's employees participate in the Willis North America Inc. Pension Plan, (the "Plan") a defined benefit pension plan. Employees became eligible for the defined benefit pension plan upon completion of one-year service and upon reaching age 21. No accrual has been recorded relating to this benefit plan in the accompanying financial statements as it is anticipated that the projected benefit will be principally funded by the Parent. Contributions to the Plan are included in the employee compensation and benefits allocation described above.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months after commencing business as a broker or dealer and 15 to 1 thereafter. The Company had $339,523 in aggregate indebtedness at December 31, 2005. At December 31, 2005, the Company had net capital of $1,501,327 which was $1,478,692 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.23 to 1.

6. CONCENTRATION OF CREDIT RISK

The Company's override commission revenues of $2,280,781 are generated through an agreement with a broker-dealer. The Company recorded commission receivable of $7,719 from the broker-dealer as of December 31, 2005.

7. **LEGAL MATTERS**

In July 2005, a former employee filed an arbitration demand with the National Association of Securities Dealers ("NASD") alleging, amongst other things, breach of contract, violation of NASD rules and State Securities Laws, misrepresentation, defamation, and wrongful discharge. The Company disputes the claim and intends to defend it vigorously. The Company does not believe that the resolution of this matter will have a material adverse effect on the Company's financial statements.

8. **COMMISSION REIMBURSEMENT**

During 2005 the Company made a payment of $425,000 to an issuer of mutual fund securities. This amount represented a negotiated settlement related to prior years' commissions and is included in other operating expenses on the accompanying statement of income. The Company was not contractually obligated to make this payment nor does it anticipate such payments in the future.

* * * * * *

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America, Inc.)

SCHEDULE I—COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

Net capital—		
Total stockholder's equity	$	1,838,354
Deductions:		
Non-allowable assets from statement of financial condition—		
Cash on deposit with Parent		(305,138)
Other assets		(29,889)
Haircuts on securities		(2,000)
Net capital	$	1,501,327
Aggregate indebtedness—		
Total liabilities	$	339,523
Computation of basic net capital requirement:		
Minimum net capital required	$	22,635
Excess net capital	$	1,478,692
Ratio of aggregate indebtedness to net capital		0.23 to 1
Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005):		
Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$	1,424,391
Add:		
Adjustment to commissions receivable		7,719
Adjustment to accrued expenses		116,250
Less:		
Adjustment to intercompany payable to the Parent		(47,033)
Net capital per above	$	1,501,327

Deloitte & Touche LLP
Suite 2400
424 Church St.
Nashville, TN 37219-2396
USA

Tel: +1 615 259 1800
www.deloitte.com

February 27, 2006

Willis Securities, Inc.
7 Hanover Square
New York, New York

In planning and performing our audit of the financial statements of Willis Securities, Inc. (a wholly owned subsidiary of Willis North America Inc.) (the "Company"), for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparison, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP